FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Announces Results of Stock Repurchase Program from Market]

2.	[(English Translation) Report on Stock Repurchase]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 23, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

Tokyo, June 23, 2005

Nomura Announces Results of Stock Repurchase Program from Market

Nomura Holdings, Inc. today announced results of an ongoing stock repurchase program from the market. The stock repurchase program, originally announced on May 18, 2005, has been authorized for the period between May 19 and June 23, 2005, and is in accordance with Article 211-3-1-2 of Japan’s Commercial Code.

Details of stock repurchase activity for the period between June 1 and June 23, 2005, are as follows:

1.	Type of shares:	NHI common stock

2.	Purchase period:	June 1, 2005, through June 23, 2005

3.	Number of shares repurchased:	16,500,800 shares

4.	Aggregate purchase amount:	JPY 22,279,388,600

5.	Method of repurchase:	Purchase via Tokyo Stock Exchange

Details of the stock repurchase program for the first quarter of the current fiscal year ending March 31, 2006, authorized at the Board of Directors meeting held on May 18, 2005, are as follows:

1.	Type of shares:	NHI common stock

2.	Total shares authorized for repurchase:	Up to 25,000,000 shares

3.	Total value of shares authorized for repurchase:	Up to 37.5 billion yen

4.	Period:	May 19, 2005, to June 23, 2005

Cumulative data through June 23, 2005:

1.	Aggregate number of shares repurchased:	25,000,000 shares

2.	Aggregate value of shares repurchased:	JPY 33,827,301,200

Details of further share buybacks from the second quarter of the current fiscal year ending March 31, 2006, will be announced when finalized.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

(English Translation) Report on Stock Repurchase

Applicable Provision	Article 24-6, paragraph 1 of Securities and Exchange Law

Filing with:	Director General of Kanto Finance Bureau

Filing Date	June 9, 2005

Reported Month	From May 1, 2005 to May 31, 2005

Company Name	Nomura Holdings, Inc.

Title and Name of	President & CEO

Representative Person	Nobuyuki Koga

Address of Principal Office	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

Telephone Number	81-3-5255-1000

Contact Person	Katsuo Tsunematsu Nomura Holdings, Inc. Managing Director of General Affairs Dept.

Contact Place	Same as the above

Telephone Number	Same as the above

Place of Public Reference	Tokyo Stock Exchange, Inc. (2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (1-8-16, Kitahama, Chuo-ku, Osaka)

Nagoya Stock Exchange Co., Ltd. (3-3-17, Sakae, Naka-ku, Nagoya)

Class of Shares                      Common Stock

1. State of Stock Repurchase

(1) Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders

Not applicable.

(2) Repurchase from Subsidiaries

Not applicable.

(3) Repurchase in accordance with the Resolution at the Board of Directors

	Number of Shares		Purchase Amount (yen)
Authorization pursuant to the resolution of the Board of Directors (May 18, 2005)	25,000,000		37,500,000,000
	Date
Repurchase during the Reported Month (Repurchase Date)	May 20	614,100	827,236,300
	23	722,100	975,952,800
	24	1,196,700	1,638,724,100
	25	1,590,000	2,141,881,000
	26	1,015,500	1,353,330,500
	27	760,800	1,031,975,900
	30	1,000,000	1,376,812,000
	31	1,600,000	2,202,000,000

Total		8,499,200	11,547,912,600

Aggregate Number and Amount of Shares Repurchased as of the end of the Reported Month		8,499,200	11,547,912,600
Progress of Stock Repurchase (%)		34.0%	30.8%

2. Disposition of Shares Repurchased

Not applicable.

3. Possession of Shares Repurchased

as of May 31, 2005

Number of Shares
Total Number of Outstanding Shares	1,965,919,860
Number of Shares Repurchased	32,230,194